RAIN ONCOLOGY, INC SCHEDULE TO

Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

RAIN ONCOLOGY INC.

a Delaware corporation

at

$1.16 in cash per share of common stock, par value $0.001 per share, plus one contingent value right per share, which represents the right to receive potential payments in cash, upon the achievement of specified milestones

Pursuant to the Offer to Purchase

Dated December 27, 2023

by

WK MERGER SUB, INC.

a wholly owned subsidiary of

PATHOS AI, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JANUARY 25, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON JANUARY 25, 2024, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 27, 2023

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to act as the information agent (“Information Agent”) in connection with Merger Sub’s Offer to Purchase, dated December 27, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition (as defined in the Offer to Purchase), all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Rain Oncology Inc., a Delaware corporation (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State (the “Effective Time”) which will be cancelled without any consideration (the “Excluded Shares”), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC, the form of which is attached as Exhibit C to the Merger Agreement (as defined below) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and
4.	A return envelope addressed to Equiniti Trust Company, LLC (the “Depositary and Paying Agent”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on January 25, 2024, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Rain, Parent and Merger Sub, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will be merged with and into Rain, without a meeting of Rain’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and Rain will be the surviving corporation and a wholly owned subsidiary of Parent (such merger, the “Merger”). At the Effective Time , all the Shares not tendered pursuant to the Offer (other than: (i) the Excluded Shares; and (ii) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time) will be converted into the right to receive consideration equal to the Offer Price, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal must be timely received by the Depositary and Paying Agent, in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, Merger Sub will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Equiniti Trust Company, LLC as the Depositary and Paying Agent, for soliciting tenders of Shares pursuant to the Offer. Merger Sub will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Merger Sub will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Equiniti Trust Company, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Merger Sub, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer, other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer Is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com